Exhibit 99.2

Tsakos Energy Navigation MMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000004 000000000.000000 ext 000000000.000000 ext ENDORSEMENT_LINE______________ SACKPACK_____________ 000000000.000000 ext 000000000.000000 ext Your vote matters – here’s how to vote! MR A SAMPLE You may vote online or by phone instead of mailing this card. DESIGNATION (IF ANY) Votes submitted electronically must be ADD 1 ADD 2 received by 11:59am, (Eastern Time), on ADD 3 June 16, 2022. ADD 4 ADD 5 Online ADD 6 Go to www.investorvote.com/TNP or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Using a black ink pen, mark your votes with an X as shown in this example. Sign up for electronic delivery at Please do not write outside the designated areas. www.investorvote.com/TNP 2022 Annual Meeting Proxy Card 1234 5678 9012 345 qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 – 6. 1. To re-elect two directors who retire by rotation; 01—Efstratios Georgios Arapoglou 02—Denis Petropoulos + Mark here to vote FOR all nominees Mark here to WITHHOLD vote from all nominees 01 02 For All EXCEPT—To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right. For Against Abstain For Against Abstain 2. To approve the amendment of the Company’s Memorandum of 3. to approve certain amendments to the Company’s Bye-Laws as Association in order to increase the authorized capital from set out in detail in the Company’s 2022 Proxy Statement; US$200,000,000 consisting of 35 million Common Shares of a par value of $5.00 each and 25 million Preferred Shares of a par value of $1.00 each, to US$325,000,000 consisting of 60 million Common Shares of a par value of $5.00 each and 25 million Preferred Shares of a par value of $1.00 each; 4. to receive and consider the 2021 audited financial statements 5. to appoint Ernst & Young (Hellas), Certified Auditors-Accountants of the Company; S.A. (Ernst & Young (Hellas)), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2022 and to authorise the Audit Committee of the Board of Directors to set 6. to approve the directors’ remuneration. their remuneration; Any other business that properly comes before the meeting. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C 1234567890                J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MMMMMM 1UPX 542217 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND + 03N32B

2022 Annual Meeting Admission Ticket 2022 Annual Meeting of Tsakos Energy Navigation Limited Shareholders June 17, 2022, 3:00pm Greek local time 367 Syngrou Avenue, 17564, P. Faliro, Athens, Greece Upon arrival, please present this admission ticket and photo identification at the registration desk. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/TNP qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q TSAKOS ENERGY NAVIGATION LIMITED + Notice of 2022 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — June 17, 2022 Efstratios Georgios Arapoglou, and if Mr. Arapoglou is not present, any director of the Company, with full power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Tsakos Energy Navigation Limited to be held on June 17, 2022 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxy will have authority to vote FOR the election of the Board of Directors and FOR items 2-6. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. +